Exhibit 99.1

ASX/NASDAQ Release	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi
SYDNEY, May 14 2015

LETTER TO HOLDERS OF LISTED OPTIONS

Please find attached a copy of a letter mailed to all holders of MOKO Social Media Limited listed options trading under the ASX code “MKBOA”.
The listed options expire on 13th June 2015 and the attached letter has been circulated in accordance with ASX Listing Rule 6.24 and Appendix 6A.

Yours faithfully,

Emma Waldon
Company Secretary
MOKO Social Media Limited

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485

14 May 2015

Dear Option Holder

OPTIONS EXERCISABLE AT $0.05 EACH ON OR BEFORE 13 JUNE 2015

We write to you as a registered holder of Options in MOKO Social Media Limited (The Company) (ASX: MKB, NASDAQ: MOKO) as at 12 May 2015. The Options are exercisable to $0.05 each, with each Option providing the right to purchase a single fully paid ordinary share in the Company.

You are advised that these Options will expire at 5pm Australian Eastern Standard Time (“AEST”) on Friday 12 June 2015. The courses of action open to you as a holder of Options are:

(i)	Exercise all or some of the Options. Documentation and payment must be received by the Company no later than 5pm AEST on Friday 12 June 2015;

(ii)	Sell your Options on the ASX. Quotation of the Options will cease on Thursday 4 June 2015;

(iii)	Do nothing. If you do not take any action to exercise your Options prior to Friday 12 June 2015, the Options will expire and your rights to purchase shares at $0.05 will lapse.

TIMETABLE OF EVENTS

Notice to Option Holders:	14 May 2015

Apply for Quotation:	3 June 2015

Last Day of Trading / Quotation of Moko Options:	4 June 2015

MOKO ordinary shares trade on a deferred basis:	5 June 2015

Options Expiry Date:	12 June 2015

Issue Date – deferred settlement trading ends:	Any time prior to 3 July 2015

In the event you wish to exercise all or part of your Options, please refer to the “Notice of Exercise of Options” form enclosed with this letter for payment and notice lodgment instructions.

The company provides the following information in accordance with the Listing Rules:

1.	The total number of outstanding Options as at the date of this letter is 128,309,535;

2.	Each Option entitles the holder to receive, on exercise, one single fully paid ordinary share in the Company. If all Options are exercised, 128,309,535 fully paid ordinary shares will be issued;

3.	The exercise price of the Options is $0.05 (five cents)

4.	The due date for payment of the exercise price is on or before 5pm AEST on Friday 12 June 2015;

5.	If payment is not received by 5pm AEST on Friday 12 June 2015, your Options will expire with no value and no further entitlement will exist;

6.	Official quotation of Options on the ASX will cease at the close of trading on Thursday 4 June 2015;

7.	The closing price of fully paid ordinary Company shares on 12 May 2015 (ASX:MKB) was $0.16;

8.	The highest and lowest market prices of the shares in the three (3) months immediately before this notice were:

a.	Highest – $0.18 (20, 21 and 27 April 2015)
b.	Lowest – $0.13 (26 and 31 March 2015)

9.	There is no underwriting agreement in place for the exercise of the Options.

The Directors of MOKO Social Media Limited thank you for your continued support.

Yours faithfully,

Emma Waldon

Company Secretary

MOKO Social Media Limited

MOKO SOCIAL MEDIA

ACN 111 082 485

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: +61 1300 554 474
ASX Code: MKBOA
Website: www.linkmarketservices.com.au

SRN/HIN:

Number of Options held as at 12 May 2015:	
Conversion Ratio:	1 for 1
Exercise Price:	$0.05
Expiry Date:	**12 June 2015**
Last date of Quotation on ASX:	4 June 2015

NOTICE OF EXERCISE OF OPTIONS

MOKO Social Media Limited Shares ASX Quotation Prices:

Closing price on 12 May 2015	A$0.16
3 month high before 12 May 2015	A$0.18
3 month low before 12 May 2015	A$0.13
Last date of quotation on ASX	4 June 2015

PLEASE COMPLETE BELOW (using block letters) – refer overleaf for details and further instructions on how to complete this form.

I/We apply to exercise the following number of options and make payment in Australian currency drawn on an Australian branch of a financial institution for the amount payable. Please allot me/us Ordinary Shares calculated on the basis of one (1) Ordinary Share for every one (1) Option which I/we exercise. I/We agree to accept such Shares subject to the Constitution of MOKO Social Media Limited.

PAYMENT OPTIONS – *There are two payment options:*

OPTION 1: PAYING BY BPAY®

If paying by BPAY®, refer to the instructions overleaf. You do **NOT** need to return the acceptance slip below if you elect to make payment by BPAY®. Payment must be received via BPAY® before 5:00pm (AEST) on 12 June 2015. You should check the processing cut off-time for BPAY® transactions with your bank, credit union or building society to ensure your payment will be received by the Registry in time. By paying by BPAY® you will be deemed to have completed an Application Form for the number of Shares subject of your application payment.

OPTION 2: PAYING BY CHEQUE, BANK DRAFT OR MONEY ORDER

If paying by cheque, bank draft or money order, complete and return the payment slip below with your payment. No signature is required on the payment slip. The payment slip with your payment must be received by the Registry before 5:00pm (AEST) on 12 June 2015.

BPAY

Biller Code: 585646
Ref:

Telephone & Internet Banking – BPAY®
Contact your bank or financial institution to make this payment from your cheque, savings, debit or transaction account. More info: www.bpay.com.au
® Registered to BPAY Pty Ltd ABN 69 079 137 518

THIS IS A PERSONALISED FORM FOR THE SOLE USE OF THE OPTIONHOLDER AND HOLDING RECORDED ABOVE.

SAMPLE

Please detach and enclose with payment

MOKO SOCIAL MEDIA

SRN/HIN:

A **NUMBER OF OPTIONS EXERCISED**
(Exercise all or part of MKBOA Options)

at $0.05 per Option Exercised A$

B **TOTAL PAYMENT REQUIRED**
($0.05 per MKBOA Option exercised)

C **PLEASE INSERT CHEQUE, BANK DRAFT OR MONEY ORDER DETAILS –** Cheques, bank drafts or money orders must be drawn on an Australian branch of a financial institution in Australian currency, made payable to **"MOKO Social Media Offer Account"** and crossed "Not Negotiable".

Drawer	Cheque Number	BSB Number	Account Number	Amount of Cheque
				A$

D **CONTACT DETAILS –** Telephone Number

Telephone Number	Telephone Number – After Hours	Contact Name
( )	( )

HOW TO COMPLETE THE NOTICE OF EXERCISE OF OPTIONS

Please complete all relevant sections of this form USING BLOCK LETTERS. These instructions are cross referenced to each section of the notice.

Payment Options

Option 1 – Paying by BPAY®

If you elect to make payment using BPAY® you must contact your bank or financial institution to make this payment from your cheque, savings, debit or transaction account. For more information: www.bpay.com.au

Refer to the front of this form for the Biller Code and Customer Reference Number. Payments must be received by BPAY® before 5:00pm (AEST) on 12 June 2015. If the BPAY® payment is for any reason not received in full, MOKO Social Media Limited may treat you as applying for as many New Shares as the cleared monies will pay for. You should check the processing cut off-time for BPAY® transactions with your bank, credit union or building society to ensure your payment will be received by the Registry in time. Optionholders using the BPAY® Facility will be bound by the provisions relating to this Offer. **You are not required to submit this completed notice of Exercise of Options Form if you elect to make payment using BPAY®.**

Option 2 – Paying by Cheque/Bank Draft or Money Order

Please enter your cheque details in Section C.

Cheques must be drawn on an Australian branch of a financial institution in Australian currency and made payable to "MOKO Social Media Offer Account" and crossed "Not Negotiable". Please ensure sufficient cleared funds are held in your account, as your cheque will be banked as soon as it is received.

A. Application for Shares under the Notice of Exercise of Options

You may exercise either part of, or all of, your Options holding. Please write in Box A the number of Options that you wish to exercise.

If you do not indicate the number of Options you wish to Exercise, the Company will exercise as many Options as your accompanying cheque will pay for. The number of Options exercised, however, will not exceed the number of Options that you hold.

B. Total Payment Required for Options Exercise

Please enter in Box B the total amount of the cheque required for the payment of the Options you wish to exercise at the Exercise Price of $0.05 per Option.

D. Contact Details

Please enter your contact telephone number so we can contact you regarding your notice, if necessary.

Consequence of non-payment

If a Notice of Exercise and the required payment are not received before 5:00pm (AEST) on 12 June 2015, the Options will automatically lapse and no longer be available for exercise.

SAMPLE

How to Lodge the Notice of Exercise of Options

A reply paid envelope is enclosed for you to return your payment slip. No postage stamp is required if it is posted in Australia.

Mailing Address	or	**Hand Delivery**
MOKO Social Media Limited		MOKO Social Media Limited
Link Market Services Limited		Link Market Services Limited
GPO Box 3560		1A Homebush Bay Drive
SYDNEY NSW 2001		RHODES NSW 2138 ***(Please do not use this address for mailing purposes)***

Make sure you send your payment slip and payment allowing enough time for mail delivery, so that Link Market Services Limited receives them no later than 5:00pm (AEST) on 12 June 2015. Please ensure sufficient cleared funds are held in your account, as your cheque will be banked as soon as it is received. MOKO Social Media Limited reserves the right not to process any payment slips received after this date.

If you require information on how to complete this form please contact the MOKO Social Media Limited Information Line on 1300 554 474 if calling within Australia or +61 1300 554 474 if calling from outside of Australia, between 8:30am and 5:00pm (AEST) Monday to Friday.

If you are unsure as to whether or not to participate in the Exercise of Options, please consult your investment, financial, taxation or other professional adviser.

Personal Information Collection Notification Statement: Personal information about you is held on the public register in accordance with Chapter 2C of the *Corporations Act 2001*. For details about Link Group's personal information handling practices including collection, use and disclosure, how you may access and correct your personal information and raise privacy concerns, visit our website at www.linkmarketservices.com.au for a copy of the Link Group condensed privacy statement, or contact us by phone on +61 1800 502 355 (free call within Australia) 9am–5pm (Sydney time) Monday to Friday (excluding public holidays) to request a copy of our complete privacy policy.